Pembina Business Update Highlights Strategic Focus and Growth Outlook
This news release refers to certain financial measures and ratios that are not specified, defined or determined in accordance with Generally Accepted Accounting Principles ("GAAP"), including fee-based adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA") per share. For more information see "Non-GAAP and Other Financial Measures" herein.
CALGARY, ALBERTA, April 7, 2026 – Pembina Pipeline Corporation ("Pembina" or "the Company") (TSX: PPL; NYSE: PBA) will hold a webcast and conference call on Tuesday, April 7, 2026, at 8:00 a.m. MT (10:00 a.m. ET). During the call, Pembina's officer team will present a business update that reaffirms the Company's longstanding commitment to disciplined execution; outlines the 3Cs Strategy - Capture, Connect, and Catalyze; and provides a financial outlook to the end of the decade, including 5-7 percent compound annual fee-based adjusted EBITDA per share growth through 2030.
Foundation Built on Execution: Doing What We Say
Over more than 70 years as a leading North American energy infrastructure company, Pembina has built trust with customers, communities, employees and investors by consistently delivering on its commitments.
This track record is highlighted by strong execution against financial targets, placing billions of dollars of capital projects into service on time and on or under budget, and adhering to disciplined financial guardrails. Pembina has consistently operated within its leverage targets, maintained its investment grade credit rating, and delivered a reliable, growing dividend without interruption. This execution discipline continues to guide Pembina’s approach to project development, capital allocation, and risk management.
The 3Cs Strategy: Capture, Connect and Catalyze
Pembina's strategy is underpinned by energy fundamentals and the advantages of its differentiated platform. The Company is poised to benefit from growing global energy demand, increasing strategic relevance of Canadian energy, and emerging demand drivers such as LNG, petrochemicals, and data centre power demand. The advantages of Pembina’s integration, scale, superior market access, entrepreneurial approach, and track record of execution uniquely position it to further strengthen and extend its unmatched, industry-leading value chain.
Pembina’s strategy includes three priorities:
Capture - Growing and strengthening Pembina’s core franchise in premier resource plays through expansions of pipeline, gas processing, and fractionation capacity aligned with customer demand and basin fundamentals.
Connect - Providing pathways for commodities to reach higher value domestic and global markets through expanded egress, including LNG and LPG exports, and infrastructure that improves market access from constrained basins.
Catalyze - Developing new demand platforms in the markets where Pembina operates, including gas-to-power solutions for data centres, supply for petrochemicals, and other initiatives that create incremental demand for products and services across Pembina’s business.
Visible Growth Through 2030 and Beyond
Supported by its strategy and operational and financial excellence, Pembina is committed to delivering 5-7 percent compound annual fee-based adjusted EBITDA per share growth through 2030. This outlook is underpinned by higher utilization across existing assets, contributions from sanctioned projects entering service, and a portfolio of development opportunities designed to extend the franchise.
Beyond 2030, Pembina's growth ambitions include continued investments in the core business to respond to volume growth and customer demand, as well as additional investments in LNG, LPG, gas-to-power, and emissions reductions infrastructure.
Pembina is moving forward from a position of strength, with a differentiated asset base, visible growth runway, and a proven operating and financial framework. The Company remains focused on executing its strategy with discipline, maintaining strong financial guardrails, and creating long-term value for shareholders.
A live webcast of the conference call can be accessed on Pembina's website at Pembina – Presentations & Events or using the following online link: https://events.q4inc.com/attendee/792471380. A copy of the presentation will be available prior to the call, and an archive of the webcast will be available following the call, on Pembina's website at www.pembina.com.
2026 Frac Spread Hedging Update
Pembina has ratably entered into incremental hedges for 2026 to capture recent commodity price movements. Currently, approximately 65 percent of Pembina's 2026 frac spread exposure has been hedged. On a quarterly basis, Pembina has hedged approximately 40 percent in the first and fourth quarters and approximately 90 percent in the second and third quarters. The weighted average price of Pembina's current frac spread hedges, excluding transportation and processing costs, is approximately C$35.40 per barrel.
About Pembina
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 70 years. Pembina owns an extensive network of strategically located assets, including hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.
Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.
Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.
Forward-Looking Information and Statements
This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "project", "plan", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.
In particular, this news release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: Pembina's strategy and the development and expected timing of new business initiatives and growth opportunities and the impact thereof; statements regarding Pembina's financial and operational performance; expectations regarding the future performance of the Company's assets and factors impacting the Company's future financial and operational performance; expectations about future demand for Pembina's infrastructure and services and the drivers thereof; Pembina's growth outlook to 2030 and beyond; and expectations and outlooks regarding fee-based adjusted EBITDA per share growth.
The forward-looking statements are based on certain factors and assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations; prevailing commodity prices, interest rates, carbon prices, tax rates, exchange rates and inflation rates; the ability of Pembina to maintain current credit ratings; the availability and cost of capital to fund future capital requirements relating to existing assets, projects and the repayment or refinancing of existing debt as it becomes due; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; assumptions with respect to our intention to complete share repurchases, including the funding thereof, existing and future market conditions, including with respect to Pembina's common share trading price, and compliance with respect to applicable securities laws and regulations and stock exchange policies; that any required commercial agreements can be reached in the manner and on the terms expected by Pembina; that all required regulatory and environmental approvals can be obtained on acceptable terms and in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant projects; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).
Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions, including the outcome of regulatory hearings, and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; reliance on key relationships, joint venture partners and agreements; labour and material shortages; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by contractual counterparties; actions by governmental or regulatory authorities, including changes in laws and treatment, changes in royalty rates, regulatory decisions, changes in regulatory processes or increased environmental regulation; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; Pembina's ability to realize the anticipated benefits of recent acquisitions; fluctuations in operating results; adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation, commodity prices, supply/demand trends and overall industry activity levels; new Canadian and/or U.S. trade policies or barriers, including the imposition of new tariffs, duties or other trade restrictions; constraints on the, or the unavailability of, adequate supplies, infrastructure or labour; the political environment in North America and elsewhere, including changes in trade relations between Canada and the U.S., and public opinion thereon; the ability to access various sources of debt and equity capital; adverse changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks detailed in Pembina's Annual Information Form and Management's Discussion and Analysis, each dated February 26, 2026 for the year ended December 31, 2025 and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected by forward-looking statements contained herein. The forward-looking statements contained in this news release speak only as of the date of this news release. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Management approved the fee-based adjusted EBITDA per share outlook herein as of the date of this news release. The purpose of such financial outlook is to assist readers in understanding Pembina's expected and targeted financial results, and such information may not be appropriate for other purposes. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Non-GAAP and Other Financial Measures
Throughout this news release, Pembina has disclosed certain financial measures and ratios that are not specified, defined or determined in accordance with GAAP and which are not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure specified, defined and determined in accordance with GAAP. Non-GAAP ratios are financial measures that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components. These non-GAAP financial measures and non-GAAP ratios, together with financial measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts.

In this news release, Pembina has disclosed the following non-GAAP ratio: fee-based adjusted EBITDA per share. The non-GAAP financial measure that is used as a component of this non-GAAP ratio is fee-based adjusted EBITDA. The non-GAAP financial measure that is used as a component of this non-GAAP ratio is fee-based adjusted EBITDA, which has earnings as its most directly comparable financial measure specified, defined, and determined in accordance with GAAP. The non-GAAP financial measures and non-GAAP ratios disclosed in this news release do not have any standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar financial measures or ratios disclosed by other issuers. Such financial measures and ratios should not, therefore, be considered in isolation or as a substitute for, or superior to, measures and ratios of Pembina's financial performance, or cash flows specified, defined or determined in accordance with IFRS, including earnings, cash flow from operating activities and cash flow from operating activities per share. Except as otherwise described herein, these non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods. Additional information relating to such non-GAAP financial measures and non-GAAP ratios, including disclosure of the composition of each non-GAAP financial measure and non-GAAP ratio, an explanation of how each non-GAAP financial measure and non-GAAP ratio provides useful information to investors and the additional purposes, if any, for which management uses each non-GAAP financial measure and non-GAAP ratio; an explanation of the reason for any change in the label or composition of each non-GAAP financial measure and non-GAAP ratio from what was previously disclosed; and a description of any significant difference between forward-looking non-GAAP financial measures and the equivalent historical non-GAAP financial measures, is contained in the "Non-GAAP & Other Financial Measures" section of the management's discussion and analysis of Pembina dated February 26, 2026 for the year ended December 31, 2025 (the "MD&A"), which information is incorporated by reference in this news release. The MD&A is available on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and Pembina's website at www.pembina.com.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization
Adjusted EBITDA is a non-GAAP financial measure and is calculated as earnings before net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses.

Adjusted EBITDA also includes adjustments to earnings for losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. In addition, Pembina's proportionate share of results from investments in equity accounted investees with a preferred interest is presented in adjusted EBITDA as a 50 percent common interest. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations. The most directly comparable GAAP measure is earnings (loss) before income tax.

Management believes that adjusted EBITDA provides useful information to investors as it is an important indicator of an issuer's ability to generate liquidity through cash flow from operating activities and equity accounted investees. Management also believes that adjusted EBITDA provides an indicator of operating income generated from capital invested, which includes operational finance income from lessor lease arrangements. Adjusted EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. Management utilizes adjusted EBITDA to set objectives and as a key performance indicator of the Company's success. Pembina presents adjusted EBITDA as management believes it is a measure frequently used by analysts, investors and other stakeholders in evaluating the Company's financial performance.

($ millions, except as noted)	Year Ended December 31, 2024	Year Ended December 31, 2025
Earnings (loss)	1,874	1,694
Income tax (recovery) expense	(154)	513
Adjustments to share of profit from equity accounted investees and other	516	535
Net finance costs	561	602
Depreciation and amortization	862	987
Unrealized (gain) loss from derivative instruments	170	37
Non-controlling interest	(12)	-
Restructuring costs	-	15
Transaction and integration costs incurred in respect of acquisitions	25	5
Loss on Alliance/Aux Sable Acquisition	616	-
(Gain) loss on disposal of assets	(21)	(113)

Derecognition of insurance contract provision	(34)	-
Impairment charges (reversals) and non-cash provisions	5	14
Adjusted EBITDA	4,408	4,289

Adjusted EBITDA From Equity Accounted Investees
In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Net earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income "Share of Profit from Equity Accounted Investees". The adjustments made to earnings, in adjusted EBITDA above, are also made to share of profit from investments in equity accounted investees. Cash contributions and distributions from investments in equity accounted investees represent Pembina's share paid and received in the period to and from the investments in equity accounted investees. To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the investments in equity accounted investees. The most directly comparable GAAP measure is share of profit (loss) from equity accounted investees – operations.

Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA , described above.

($ millions, except as noted)	Year Ended December 31, 2024				Year Ended December 31, 2025
	Pipelines	Facilities	Marketing and New Ventures	Total	Pipelines	Facilities	Marketing and New Ventures	Total
Share of profit (loss) from equity accounted investees - operations	42	231	55	328	1	134	74	209
Net finance costs	7	175	(23)	159	1	113	(16)	98
Income tax expense	-	73	-	73	-	46	-	46
Depreciation and amortization	39	221	7	267	2	254	-	256
Unrealized loss on commodity-related derivative financial instruments	-	2	-	2	-	4	-	4
Transaction costs incurred in respect of acquisitions and other non-cash provisions	-	15	-	15	-	2	-	2
Impairment expense	-	-	-	-	-	193	-	193
Gain on disposal of assets	-	-	-	-	-	(2)	(62)	(64)
Total adjustments to share of profit from equity accounted investees	46	486	(16)	516	3	610	(78)	535
Adjusted EBITDA from equity accounted investees	88	717	39	844	4	744	(4)	744

Fee-Based Contribution to Adjusted EBITDA
Fee-based contribution to adjusted EBITDA is a non-GAAP measure defined as the portion of adjusted EBITDA derived from the fee-based, non commodity exposed, parts of Pembina’s business and excludes adjusted EBITDA attributable to the Corporate segment and the Marketing & New Ventures Division. The most directly comparable GAAP measure is earnings (loss) before income tax.

($ millions, except as noted)	Year Ended December 31, 2025
Adjusted EBITDA	4,289
Adjusted EBITDA – Marketing & New Ventures	(499)
Fee-Based Contribution to Adjusted EBITDA	3,790

For further information:
Investor Relations
(403) 231-3156
1-855-880-7404
investor-relations@pembina.com
www.pembina.com